SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
Amendment No. 1

Capri Holdings Limited
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

G1890L107
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1890L107	13G/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Eminence Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,174,539[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,174,539[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,174,539[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%
12	TYPE OF REPORTING PERSON IA

1 This amount includes 548,200 shares obtainable upon exercise of options.

CUSIP No. G1890L107	13G/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Ricky C. Sandler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 8,325
	6	SHARED VOTING POWER 13,174,539[1]
	7	SOLE DISPOSITIVE POWER 8,325
	8	SHARED DISPOSITIVE POWER 13,174,539[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,182,864[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%
12	TYPE OF REPORTING PERSON IN

1 This amount includes 548,200 shares obtainable upon exercise of options.

CUSIP No. G1890L107	13G/A	Page 4 of 7 Pages

Item 1(a).	Name of Issuer

The name of the issuer is Capri Holdings Limited (the "Company").

Item 1(b).	Address of Issuer's Principal Executive Offices

The Company's principal executive offices are located at 33 Kingsway, London, United Kingdom, WC2B 6UF.

Item 2.	Name of Person Filing:

This statement is filed by Eminence Capital, LP, a Delaware limited partnership (“Eminence Capital”) and Ricky C. Sandler, a U.S. Citizen (“Mr. Sandler,” and together with Eminence Capital, the “Reporting Persons”).

Eminence Capital serves as the management company or investment adviser to, and may be deemed to have shared voting and dispositive power over the Ordinary Shares and options held by, various investment funds (the “Eminence Funds”) and separately managed accounts (the “Eminence SMAs,” and together with the Eminence Funds, the “Eminence Funds and SMAs”) under its management and control. The general partner of Eminence Capital is Eminence Capital GP, LLC, the sole managing member of which is Mr. Sandler.

Mr. Sandler is the Chief Executive Officer of Eminence Capital and may be deemed to have shared voting and dispositive power with respect to the Ordinary Shares and options held by the Eminence Funds and SMAs and sole voting and dispositive power with respect to the shares of Ordinary Shares directly owned by family and other related accounts over which Mr. Sandler has investment discretion (the "Family Accounts").

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13G of the Act, the beneficial owner of Ordinary Shares and options reported herein.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business and principal office of Eminence Capital is 399 Park Avenue, 25th Floor, New York, NY 10022. The business address of Mr. Sandler is 399 Park Avenue, 25th Floor, New York, NY 10022.

Item 2(c).	Citizenship

Eminence Capital is a limited partnership organized under the laws of the State of Delaware. Mr. Sandler is a United States citizen.

Item 2(d).	Title of Class of Securities

Ordinary Shares, no par value (“Ordinary Shares”).

CUSIP No. G1890L107	13G/A	Page 5 of 7 Pages

Item 2(e).	CUSIP Number

G1890L107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

See rows (9) and (11) of the cover pages to this Schedule 13G Amendment for the aggregate number of Ordinary Shares, including shares obtainable upon exercise of options, and the percentage of the Ordinary Shares, including shares obtainable upon exercise of options, beneficially owned by the Reporting Persons. The percentages used in this Schedule 13G Amendment are calculated based upon 151,635,485 Ordinary Shares outstanding as of October 31, 2019, as set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2019 filed with the Securities and Exchange Commission on November 7, 2019.

See rows (5) through (8) of the cover pages to this Schedule 13G Amendment for the number of Ordinary Shares, including shares obtainable upon exercise of options, as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

CUSIP No. G1890L107	13G/A	Page 6 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

No person other than the Reporting Persons and the Eminence Funds and SMAs is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares held by the Eminence Funds and SMAs.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G1890L107	13G/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2020

/s/ Ricky C. Sandler
Ricky C. Sandler, individually, and as Chief Executive Officer of Eminence Capital, LP